OPERATING AGREEMENT

OF

SHARED PEER PAYMENT PROCESSES, LLC

THIS OPERATING AGREEMENT ("Agreement") is made effective as of July 15, 2020 by and among Shared Peer Payment Processes, LLC, (the "Company") and the persons set forth on Schedule A attached hereto (the "Members").

RECITALS

The Members have caused the Company, to be formed as a limited liability company under the General Business Corporation Act of the State of Missouri (the "Act"), and as required thereunder, the parties hereto do hereby adopt this Agreement as of the operating agreement of the Company.

AGREEMENT

In consideration o the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I
ORGANIZATION

1.1. **Formation of the Company.** The Company was formed pursuant to the Act for the purposes set forth in this Agreement by filing Articles of Organization with the office of the Missouri Secretary of State.

1.2. **Name.** The name of the Company is Shared Peer Payment Processes, LLC and all business of the Company shall be conducted under that name, or such other fictitious name as shall be approved by the Members.

1.3. **Principal Office.** The principal office of the Company shall be located at such place as the Members may determine from time to time.

1.4. **Registered Office and Registered Agent.** The location of the registered office and the name of the resident agent of the Company in the State of Missouri shall be as stated in the Articles of Organization, or as otherwise approved and re-designated by the Members.

1.5. **Purpose.** The Company shall be organized for a profit and is hereby authorized to engage in any act or activity permitted by law. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose or purposes and operate its business or businesses.

1.6. **Term.** The Company's duration shall be perpetual, unless it is sooner dissolved and its affairs wound up in accordance with this Agreement.

1.7. **Powers of Organizer.** The powers of the Organizer of the Company, as such person is identified in the Articles of Organization of the Company, shall cease upon the filing of Articles of Organization of the Company with the Missouri Secretary of State.

1.8. **Liability of Members**. No Member, solely by reason of being a Member , shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member, agent, or employee of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members for the debts, obligations, or liabilities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS AND LOANS

2.1. **Capital Contributions.** The Members have made capital contributions to the Company as reflected in the Company's records and in consideration therefore have received membership interests in the Company (the "Membership Interests") as set forth opposite such member's name on Schedule A attached hereto.

2.2. **Additional Capital Contributions.** Except for the capital contributions reflected in Section 2.1, the Member shall not be required to make any additional capital contributions to the Company.

2.3. **Capital Accounts.** A capital account (a "Capital Account") shall be maintained for each Member. The Members' Capital Accounts shall be (a) credited with the amount of cash and the value of other property such Member has contributed to the Company and the allocations to the applicable Member of Company income, gain, and credits and (b) debited with distributions to the Member and allocations to the Member of Company loss and deduction. The foregoing provisions of this Section 2.3 and the other provisions of this Agreement relating to the maintenance of capital accounts shall comply with the Internal Revenue Code of 1986, as amended (the "Code") and shall be interpreted and applied to give all allocations substantial economic effect. The Members, however, shall not be required to make up any deficit in its Member's Capital Account upon liquidation or otherwise.

2.4. **Capital Withdrawal Rights, Interest and Priority**. Except as expressly provided in this Agreement, no Member shall be entitled to withdraw or reduce such Member's Capital Account or to receive any distributions from the Company ("Distribution"). No Member shall be entitled to demand or receive any Distribution in any form other than in cash. No Member shall be entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member shall have any priority over any other Member as to the return of the balance in such Member's Capital Account.

HB: 4818-4402-8098.1

2.5. **Loans**. Any Member may make a loan to the Company in such amounts, at such times (excluding in lieu of a capital contribution under Section 2.1 above) and on such terms and conditions as may be approved by a Majority. Loans by any Member to the Company shall not be considered as contributions to the capital of the Company.

ARTICLE III
MANAGEMENT

3.1. **Management**. The business and affairs of the Company shall be managed by the Members. In furtherance of the management of the Company by the Members, the Members may engage a person to act as the administrator of the Company (the "Administrator"). The Administrator shall not be required to be a Member of the Company. The Administrator shall only have the authority to perform ministerial acts in carrying out the decisions of the Members, including, but not limited to, the execution of any instrument on behalf of the Company. Until another Person is retained as Administrator, the Administrator shall be Jack Bradley Starnes. The Administrator shall not be entitled to any compensation for acting as Administrator, but shall receive reimbursement of any expenses incurred on behalf of the Company. At any time and from time to time, the Members may designate any Member or any other Person to carry out the decisions of the Members, including, but not limited to, the execution of any instruments on behalf of the Company.

3.2. **Limitation on Action**. Notwithstanding any other provisions of this Agreement to the contrary, the unanimous approval of the Members shall be required to:

(a) admit a new Member of the Company and/or designate the amount and character of the proposed capital contribution of such Member;

(b) sell or otherwise transfer in any way a Member's interest in the Company ("Interest") except as otherwise set forth in this Agreement;

(c) approve a merger or consolidation of the Company;

(d) call for additional contributions of capital to the Company by the Members;

(e) approve the sale, exchange or other disposition of substantially all of the assets of the Company in a single transaction, or in a related series of transactions;

(f) make cash purchases for an amount over $2,500;

(g) open or close any credit, and/ or loan accounts of the Company;

(h) make credit purchases on a revolving line of credit over $1,250; or

(i) approve any amendment to the Company's Articles or this Agreement.

3.3. **Duties; Administrator Has No Exclusive Duty to Company**. The Administrator owes duties of good faith and fair dealing to the Members and the Company. No

3

Administrator shall be required to manage the Company as his or her sole and exclusive function.

3.4. **Transactions with Affiliates**. Unless otherwise agreed in writing by all Members, the Administrator and Members shall disclose any and all direct or indirect affiliation with or interest in any person or entity with which the Company proposes to do business or enter into any financial transactions. The Company may enter into agreements with the Administrator or Members or affiliates of the Administrator or Members, provided that any such agreement shall be at rates and terms at least as favorable to the Company as those available from unaffiliated parties.


ARTICLE IV
MEMBERS


4.1. **Meetings of the Members; Quorum; Voting Requirement**. No annual meeting of the Members is required. Special meetings of the Members, for any purpose or purposes, on matters that can be acted upon by Members, may be called by the Administrator, or by any Member or group of Members holding at least thirty percent (30%) of the Membership Interest. Subject to the requirements of Section 4.3 below, business transacted at a special meeting of Members shall be confined to the purpose or purposes stated in the notice of the meeting, and such action may only take place at a meeting where Members holding more than sixty percent (60%) of the Membership Interest are present. The affirmative vote of Members holding more than fifty percent (50%) of the Membership Interest shall constitute a valid decision of the Members, except where a larger vote is required by this Agreement.

4.2. **Place of Meetings**. The Administrator or Member(s) calling a meeting of the Members may designate any reasonable location in the States of Missouri and Kansas as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the Company's principal place of business. Nothing in this Section shall prohibit the Members from agreeing to a meeting location outside of the States of Missouri and Kansas.

4.3. **Duly Called Meetings**. If all of the Members shall meet at any time and place, and consent to the holding of a meeting at such time and place, such meeting shall be a duly-called meeting without call or notice, and at such meeting lawful action may be taken. Otherwise, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered to each Member not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Administrator or Member calling the meeting.

4.4. **Action by Members Without a Meeting**. Any action required or permitted to be taken by the Members may be evidenced by a written consent describing the action taken and signed by the Members holding the Membership Interest the affirmative vote of which is required to approve or authorize the action taken, which consent shall be included in the minutes of the meetings of the Members and filed with the Company records. Any action taken under this Section is effective when the Members have signed the consent, unless the consent specifies a different effective date.

HB: 4818-4402-8098.1

4.5. **Limitation of Liability**. The Members' liability shall be limited to the fullest extent as set forth in this Agreement, Missouri law, and other applicable law.

4.6. **Admission of New Members**. A person (including any entity other than a natural person) shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) The Members have unanimously approved the new Member;

(b) The Members have established the amount and character of the proposed capital contribution of such new Member and received said capital contribution; and

(c) The new Member has accepted and agreed to be bound by the terms and provisions of this Agreement and has executed and delivered a counterpart thereof with such amendments as deemed necessary or desirable by the Members, and has executed and delivered such other documents or instruments as the Members may require.

(d) *Financial Adjustments*. No new Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Company may at the time a new Member is admitted, at its option as exercised by the Members, close the Company's books (as though the Company's tax year had ended) or make pro-rata allocations of loss, income and expense deductions to the new Member for that portion of the Company's tax year in which a new Member was admitted in accordance with the provisions of Section 706 of the Code and the Treasury Regulations promulgated thereunder.

4.7. **Withdrawals or Resignations**. No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

4.8. **Company Liabilities**. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member (including their respective owners, shareholders, members, directors, officers, managers, agents, representatives and attorneys) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

4.9. **Other Business Ventures**. Except as otherwise provided in this Agreement or otherwise by contract between a Member (or an affiliate or related party of such Member) and the Company, the Members may engage in, or possess an interest in, other business ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

4.10. **Deadlock**.

(a) If at two successive meetings of the Members, the Members are unable to reach a decision regarding an action requiring approval (the "Disputed Issue") or that is submitted for consideration at such meetings (a "Deadlock") the Members shall refer the matter to mediation as set forth in Section 4.10(c).

5

(b) During the continuation of any Deadlock, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved. If the Deadlock is with respect to the approval of the Company's annual business plan or budget, the Company shall operate its business in accordance with the business plan or budget then in effect.

(c) *Mediation.* If the Members are unable reach agreement as to the Disputed Issue within the time period set forth in <u>Section 4.10(a)</u> (including any agreed extensions), the Deadlock shall be mediated (the "<u>Mediation</u>") within 15 days from the date a written request for mediation is made by any Member. The Mediation shall take place in Kansas City, Missouri. The Mediation shall be conducted before a single mediator to be agreed upon by the Members. If the Members cannot agree on the mediator, each Member shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. Each Member shall bear the fees and expenses of its mediator and all the Members shall equally bear the fees and expenses of the final mediator. The decision of the mediator shall be final and binding on the Members.

ARTICLE V
<u>ACCOUNTING, DISTRIBUTIONS AND TAXES</u>

5.1. **<u>Allocation of Profits and Losses</u>.** The Company's income, gain, losses, deductions and credits (and items thereof), for each fiscal year of the Company, shall be allocated to the Members in accordance with their respective Membership Interest.

5.2. **<u>Distributions</u>.** Distributions of available cash shall be in the discretion of the Members.

5.3. **<u>Accounting and Tax Matters Member</u>.** The fiscal and tax year of the Company shall be the calendar year. For tax purposes, the records of the Company shall be maintained on a cash receipts and disbursements method of accounting. The books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company. As soon as reasonably practicable after the end of each fiscal and tax year, and upon the request of any Member, the Company shall furnish the Members with: (i) a copy of a balance sheet of the Company as of the last day of such fiscal or tax year; (ii) a statement of profit or loss of the Company for such year; (iii) a statement of cash receipts and disbursement and bank balances; and (iv) a copy of the federal income tax return of the Company. Jack Bradley Starnes is hereby designated as the Tax Matters Member of the Company for all tax purposes, and shall have the authority to make and coordinate all tax elections of the Company.

5.4. **<u>Special Allocations</u>.** The following allocations during a fiscal year of the Company shall be made prior to any other allocations provided for in this **<u>Article V</u>** for such fiscal year:

(a) <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives an Offsetable Decrease, the Member shall be allocated items of income and gain (consisting of a pro-rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to offset the Offsetable Decrease as quickly as possible. An "<u>Offsetable</u>

6

Decrease" means any adjustment, allocation or distribution that unexpectedly causes or increases a deficit in the Member's Capital Account as of the end of the taxable year to which the allocation related, attributable to depletion allowances under Treas. Reg. § 1.704-1(b)(2)(iv)(k), allocation of loss and deductions under Code § § 704(e)(2) or 706(a) or under Treas. Reg. § 1.751-1, or distributions that, as of the end of the year, are reasonably expected to be made to the extent they exceed the offsetting increases to the Member's Capital Account that reasonably are expected to occur during (or prior to) the taxable years in which such distributions are expected to be made.

(b) <u>Regulatory Allocations and Elections</u>. The Members agree that the Company shall make such other allocations and elections as necessary to comply with the requirements of Treas. Reg. § § 1.704-1(b) and 1.704-2, and other tax regulations and requirements from time to time as determined by the Members.

5.5.   **Bank Accounts**. All funds of the Company shall be deposited in a separate bank, money market or similar account(s) approved by the Members and in the Company's name. Withdrawals therefrom shall be made only by persons authorized to do so by the Members.

ARTICLE VI
TRANSFER AND ASSIGNMENT OF INTERESTS

6.1.   **Restrictions on Transfer.** Except (i) as otherwise provided in this Article or (ii) upon the unanimous vote or written consent of the other Members, no Member shall sell, hypothecate, pledge, assign or otherwise transfer ("<u>Transfer</u>"), with or without consideration, any part or all of the Member's Membership Interest in the Company to any other person or entity. Any purported Transfer of an Interest in violation of the terms of this Agreement shall be null and void and of no effect. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any transferee desiring to make a further Transfer shall become subject to all of the provisions of this Article VI to the same extent and in the same manner as any Member desiring to make any Transfer.

6.2.   **Attempted Sale or Transfer and Rights of Company and Members**. Any Membership Interest proposed to be sold or otherwise transferred by a Member (the "<u>Transferring Member</u>") is subject to the first right of refusal by the Company and the non-transferring Members (the "<u>Remaining Members</u>") and must include payment in full on closing by the acquiring or recipient party. In the event of any such proposed sale or transfer of Membership Interest, the Transferring Member (or its legally appointed representative) shall provide the Company and the Remaining Members written notice of all the terms and conditions of the purported transfer (the "<u>Written Notice</u>"). The Company shall then have thirty (30) days to acquire all of the Transferring Member's Membership Interest on the same terms and conditions as set forth in the Written Notice. In the event the Company does not exercise its right to acquire all of the Transferring Member's Interest within thirty (30) days of the Written Notice, the Remaining Members on a pro-rata basis shall then have thirty (30) additional days to acquire the Transferring Member's Membership Interest on the same terms and conditions as set forth in the Written Notice. In the event any Remaining Members elect not to exercise their right to acquire a portion of the Transferring Member's Membership Interest, the other Remaining

HB: 4818-4402-8098.1

Members on a pro-rata or otherwise agreed basis, may exercise said Remaining Member's pro-rata right to the Transferring Member's Membership Interest. If the Company and Remaining Members collectively do not exercise the right to purchase the entire Transferring Member's Membership Interest in accordance with the terms and conditions in the Written Notice within ninety (60) days from the date the Written Notice was provided, the Transferring Member may conclude the transfer to the third party on the terms and conditions set forth in the Written Notice within sixty (60) days. In the event the Transferring Member does not conclude the transfer described in the Written Notice within said sixty (60) day period, the Transferring Member must again provide Written Notice of the proposed sale or transfer and the Company and Remaining Members shall again have the rights set forth in this Section 6.2 to acquire the Transferring Member's Membership Interest. Notwithstanding the foregoing, in the event there is only one Member in Company, said Member can transfer his/her/its Membership Interest to a third party at any time without regard to this Section 6.2.

6.3.   **Additional Members and Interests**. Additional Members may be admitted to the Company and additional Interests may be issued only upon the unanimous consent of all the Members. Whenever any additional Member is admitted to the Company, or any additional Interest is issued, in accordance with this Section 6.3, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance shall be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at one hundred percent (100%). The Members shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 6.3.

6.4.   **Redemption of Interests**. Any Interest may be redeemed by the Company, by purchase or otherwise, upon the consent of the holder of such Interest and of Members holding a majority of the Percentage Interests (the "Majority") held by all Members other than the holder of the Interest to be redeemed. Whenever any Interest is redeemed by the Company in accordance with this Section 6.4, the Percentage Interest of each Member outstanding immediately following such redemption shall be increased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at one hundred percent (100%). The Members shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 8.6. "Percentage Interest", for each Member, means the percentage representing the number of Units held by each Member over the total number of Units issued by the Company, per class of Units, as set forth on Schedule A attached hereto, as adjusted from time to time as required or permitted by the provisions of this Agreement.

ARTICLE VII
DISSOLUTION AND TERMINATION

7.1.   **Dissolution Acts.** No act, thing, occurrence, event or circumstance shall cause or result in the dissolution of the Company except that the happening of any one of the following events shall work an immediate dissolution and termination of the Company:

(a)   A determination by the Members to dissolve and terminate the Company;

HB: 4818-4402-8098.1

(b) Upon the entry of a decree of dissolution with respect to the Company by a court of competent jurisdiction.

(c) When the Company is not the surviving entity in a merger or consolidation under the Act.

7.2. **Distribution of Proceeds on Dissolution; Reserves.** Upon the dissolution and termination of the Company, the Administrator, or its representative, shall act as a liquidator and shall file any necessary notice of winding up pursuant to the Act and shall proceed with the liquidation and termination of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice, and the proceeds therefrom and any other funds and assets of the Company, shall be applied and distributed as follows and in the following order of priority:

(a) First, to the payment of debts and liabilities of the Company (excluding those to the Members) and the expenses of liquidation;

(b) Second, to the payment of debts and liabilities of the Company to the Members;

(c) Third, to the Members in accordance with their respective Interest.

7.3. **No Negative Capital Account Restoration.** In no event shall a Member be required to contribute capital to restore a negative balance in such Member's Capital Account upon the liquidation of the Company or at any other time.

ARTICLE VIII
MISCELLANEOUS

8.1. **Nature of Interest in the Company.** The Members' Membership Interest shall be personal property for all purposes.

8.2. **Notices.** Except as otherwise provided herein, any notice required or permitted herein shall be in writing and shall be deemed to have been delivered when it is hand delivered or, whether actually received or not, two (2) calendar days after being deposited in the United States mail, by registered mail, return receipt requested, postage prepaid, addressed to the party entitled thereto at the address of such party as it appears on the books of the Company. Any notice to the Company shall be sent to the Company's principal place of business.

8.3. **Creditors.** None of the provisions of this Agreement shall be for the benefit of or be enforceable by any creditors of the Company.

8.4. **Entire Agreement.** This Agreement contains the entire agreement by the Members relative to the formation, operation, continuation, dissolution and termination of the Company, and supersedes any and all other or prior agreements, arrangements and understandings relating to the subject matter hereof. This Agreement may not be modified orally and may only be amended in a writing executed by the Members.

HB: 4818-4402-8098.1

8.5. **Severability.** In the event any provision of this Agreement is held to be illegal, invalid, or unenforceable to any extent, the legality, validity, and enforceability of the remainder of this Agreement shall not be affected thereby and such remainder shall continue in full force and effect and shall be enforced to the greatest extent permitted by law.

8.6. **Survival**. All agreements of a party made in this Agreement to indemnify and hold harmless another party shall survive the termination of this Agreement and be fully enforceable thereafter.

8.7. **Headings.** The headings of the Articles and Sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

8.8. **Incorporation of Recitals**. The preamble and recitals to this Agreement are hereby incorporated by reference and made an integral part hereof

8.9. **Governing Law.** This Agreement and the obligations of the Administrator, Members and their successors and assigns hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of Missouri

8.10. **Counterparts.** This Agreement may be executed in counterparts, all of which taken together shall constitute one instrument.

[*Signature Page Follows*].

HB: 4818-4402-8098.1

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first above written.



Jack Bradley Starnes



Joseph Michael Allen

SCHEDULE A

MEMBERSHIP INTERESTS

Member	Membership Interest
Jack Bradley Starnes	65%
Joseph Michael Allen	25%
Nolan Patrick McMichael	10%

HB: 4818-4402-8098.1

FIRST AMENDMENT
TO THE
OPERATING AGREEMENT OF
SHARED PEER PAYMENT PROCESSES, LLC

This First Amendment (this "Amendment") to the Operating Agreement of Shared Peer Payment Processes, LLC, is effective as of October 15, 2020, by and among the Members listed on the signature page below (each a "Member" or collectively the "Members").

WHEREAS, the Members are original parties to the Operating Agreement of Shared Peer Payment Processes, LLC (the "Company"), dated July 15, 2018 (the "Operating Agreement"); and

WHEREAS, the Members desire to amend the Operating Agreement as set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **Amendment to Section 1.2**. Section 1.2 of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

    1.2. **Name**. The name of the Company is Splitsy, LLC, and all business of the Company shall be conducted under that name, or such other fictitious name as shall be approved by the Members.

2. **Amendment to Section 3.2**. Sections 3.2(f-h) are hereby deleted in their entireties, and Section 3.2(i) is renumbered as Section 3.2(f).

3. **Amendment to Article VI**. Article VI is hereby deleted in its entirety and replaced with the following:

    6.1. **General Restrictions**. Except as expressly provided in this Agreement, no Member may transfer or all or any part of such Member's Membership Interest ("Transfer"). Any purported Transfer of a Membership Interest in violation of the terms of this Agreement shall be null and void and of no effect. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any transferee desiring to make a further Transfer shall become subject to all of the provisions of this Article VI to the same extent and in the same manner as any Member desiring to make any Transfer.

    6.2. **Permitted Transfers**. Notwithstanding anything in this Article VI to the contrary, each Member (the "Transferor") shall have the right to Transfer or assign such Member's Interest, by sale or otherwise, as follows:

    (a) A Transfer shall be permitted from a Member to a revocable trust created by the Member for such Member's own benefit, and as to which such Member is treated as the owner of the trust assets for federal income tax

1

purposes ("Revocable Trust"). However, for all purposes of this Agreement, an Interest owned by a Revocable Trust described in this paragraph shall at all times be considered as owned by the settlor of such trust; except that the proceeds from the sale of an Interest may be retained by the trustee of such trust according to its terms.

(b) A Transfer shall be permitted from a Revocable Trust that is a Member to the settlor of such trust.

(c) A Transfer shall be permitted from one Member of the Company to another Member (or Members) of the Company. Members who participate in the Transfer shall be permitted to participate according to their pro-rata Membership Interest shares.

Notwithstanding the foregoing, in the case of a Revocable Trust that is a Member, any Transfer from such trust to any Person other than the settlor of such trust, or any amendment of such trust that would cause the trust to no longer qualify as a Revocable Trust as defined in this Section 6.2, shall be treated as a prohibited Transfer by the settlor of such trust in violation of the terms of this Agreement.

6.3. **Right of First Refusal on Transfers**. Notwithstanding anything to the contrary in this Article VI, in the event that a Member is the subject of a bankruptcy proceeding, divorces, or wishes to Transfer its Interest (the "Subject Interest") to a third party, the Company shall have the option to purchase all of the Subject Interest at a price equal to the fair market value of the Subject Interest. If the Company decides not to purchase part or all of the Subject Interest, the other Members may then purchase the remaining Subject Interest according to their respective pro-rata shares. If, after the Members have exercised their right to purchase the Subject Interest, there remains some unpurchased Subject Interest, only then may the Member Transfer its remaining Subject Interest to a third party.

6.4. **Additional Members and Interests**. Additional Members may be admitted to the Company and additional Membership Interests may be issued only upon the unanimous consent of the Founding Members. Whenever any additional Member is admitted to the Company, or any additional Membership Interest is issued, in accordance with this Section 6.4, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance shall be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at one hundred percent (100%). The Administrator shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 6.4.

For purposes of this Section 6.4 and Section 6.5, the Founding Members shall mean both of Jack Bradley Starnes and Joseph Michael Allen, to the extent that either or both of them are members of the Company.

6.5. **Redemption of Interests**. A Member's Interest shall be redeemed as follows:

(a) At the election of the Founding Members, any Member's Interest may be purchased by the Company, at a price equal to the fair market value of the Subject Interest. If the Founding Members decide that the Company should not purchase part or all of the Subject Interest, then the other Members shall purchase the remaining Subject Interest according to their respective pro-rata shares.

(b) Upon the death or disability of a Member, the Company and the other Members must purchase such Member's Interest, at a price equal to the fair market value of the Member's Interest. If the Founding Members decide that the Company should not purchase part or all of the Member's Interest, then the other Members shall purchase the remaining Member's Interest according to their respective pro-rata shares.

(c) Upon an Involuntary Transfer or an attempted Transfer by a Member in violation of this Agreement, the Company and the other Members must purchase such Member's Interest, at a price equal to seventy-five percent of the fair market value of the Member's Interest. If the Founding Members decide that the Company should not purchase part or all of the Member's Interest, then the other Members should purchase the remaining Member's Interest according to their respective pro-rata shares.

Whenever any Interest is purchased in accordance with this Section 6.5, the Percentage Interest of each Member outstanding immediately following such redemption shall be adjusted proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at one hundred percent (100%). The Administrator shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 6.5.

6.6. **Events of Withdrawal**. A Member shall not have the right to withdraw from the Company.

4. **Counterparts; Execution**. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one instrument. This Amendment may be executed by facsimile signatures, each of which shall be deemed as original signatures for all purposes.

5. **Defined Terms**. All capitalized terms used but not defined herein shall have the meaning given to such terms in the Operating Agreement.

6. **Effect of Amendment**. Except as expressly amended by the terms of this Amendment, all of the terms and conditions of the Operating Agreement will remain unchanged and continue in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.





_____
Jack Bradley Starnes, Member

_____
Joseph Michael Allen, Member

[Signature page to First Amendment to the Operating Agreement of Shared Peer Payment Processes, LLC]